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June 9, 2017 VIA EDGAR AND OVERNIGHT DELIVERY	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh Rome San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Avrohom Friedmann, Andrew Mew, Tonya K. Aldave and J. Nolan McWilliams

Re:	Funko, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted April 28, 2017
CIK No. 0001704711

Ladies and Gentlemen:

On behalf of our client, Funko, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on April 28, 2017 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Brian Mariotti, the Company’s Chief Executive Officer, dated May 23, 2017. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience, we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

1

June 9, 2017

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials

Response: In response to the Staff’s comment, the Company confirms that it will update its disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to include any pictures or graphics to be presented.

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that at this time neither it, nor anyone authorized on its behalf, has distributed written communications, as defined in Rule 405 under the Securities Act, to potential investors. The Company further advises the Staff that if any such communications are used it will supplementally provide the same to the Staff.

3.	Please update your financial statements in your next amendment to Form S-1.

Response: In response to the Staff’s comment, the Company has updated its financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X.

Basis of Presentation

Presentation of Financial Information, page iii

4.	We note your disclosure which cites the reason for your presentation and discussion of combined results for the predecessor and successor periods for the combined year ended December 31, 2015 for certain financial information. Please note that it would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X in your discussion. As such, please revise your MD&A discussion and elsewhere in the filing regarding the pro forma operating results in 2015 by reflecting the related pro forma adjustments under Article 11 of Regulation S-X. Also, please provide the pro forma financial information for 2015 in order to facilitate your discussion.

Response: In response to the Staff’s comment, the Company has revised its MD&A discussion and its disclosure throughout Amendment No. 1 to eliminate the discussion and presentation of combined results for the year ended December 31, 2015 other than with respect to the Company’s net sales, certain metrics based on the Company’s net sales and royalty expenses and the Company’s Adjusted EBITDA. The Company

June 9, 2017

respectfully advises the Staff that the new basis of accounting resulting from the ACON Acquisition did not materially impact such financial information. As a result, the Company believes that for such information, the mathematical combination of the predecessor and successor results provides meaningful information for investors by providing a basis for comparing the results of the combined period to the results of other annual periods presented. To better facilitate this comparison, the Company has also added additional disclosure on pages 95, 96 and 99 of Amendment No. 1 to further highlight the impact of the purchase accounting adjustments resulting from the ACON Acquisition on the Company’s results of operations.

Prospectus Summary

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 25

5.	Please present with equal or greater prominence the comparable GAAP measure margin percentage to the “Adjusted EBITDA margin” of 22.7% provided on page 25 and wherever else presented in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (C&DI’s) for guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 82 of Amendment No. 1 to disclose net income (loss) margin, the comparable GAAP measure margin percentage, with equal or greater prominence.

Capitalization, page 74

6.	Refer to the second bullet point of the first paragraph. We note you define “Transactions” as the offering here while you refer “other related transactions” to the Unaudited Pro Forma Consolidated Financial Information section of the filing. However, we note you separately define “Transactions” as different from the offering as disclosed on page 85 of the section. Please revise to clarify your disclosures throughout the filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to clarify where the use of the term “Transactions” excludes the offering. The Company respectfully advises the Staff that the definition of “Transactions” includes the consummation of the organizational transactions and the offering.

7.	We note your presentation of one aggregate column Pro Forma Funko, Inc. for the capitalization after the Transaction and the offering. In that regard, please separately present two columns such as Pro Forma Funko, Inc. and Pro Forma as adjusted Funko, Inc. for the capitalization after the Transaction and the offering, respectively.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Amendment No. 1 accordingly.

June 9, 2017

Unaudited Pro Forma Consolidated Financial Information, pages 85 to 88

8.	Please provide footnotes to your pro forma financial statements to explain your transaction and offering adjustments. Please also include a separate footnote to provide reconciliations of the numerators and denominators for your pro forma net income per share data calculations.

Response: In response to the Staff’s comment, the Company confirms that it will update its disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to provide footnotes to its pro forma financial statements to explain its transaction and offering adjustments, including a separate footnote to provide reconciliations of the numerators and denominators for its pro forma net income per share data calculations.

9.	Please provide pro forma tax adjustments on the face of the pro forma financial statements for the change of your LLC structure to a corporation. Please also provide similar pro forma information on the face of FAH LLC audited financial statements beginning on page F-6.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 87, 88 and 89 of Amendment No. 1 to provide pro forma tax adjustments on the face of its pro forma financial statements. With respect to adding similar pro forma information on the face of the audited financial statements of Funko Acquisition Holdings, L.L.C. (“FAH, LLC”), the Company respectfully advises the Staff that after the completion of the proposed offering and the related transactions described in the Registration Statement, FAH, LLC will continue to be treated as a partnership for U.S. federal and state income tax purposes. Though the results of FAH, LLC and its subsidiaries will be included in the consolidated financial statements of the Company, only that portion of FAH, LLC’s income that is attributable to the Company will be subject to corporate-level taxation. Accordingly, the Company respectfully submits that disclosure of pro forma tax information for FAH, LLC would not be indicative of tax information for either FAH, LLC or the Company after the completion of the proposed offering and the related transactions described in the Registration Statement. The Company believes that the pro forma financial information included under the section “Unaudited Pro Forma Consolidated Financial Information” will be more indicative of the Company’s tax position after the completion of the proposed offering and the related transactions described in the Registration Statement. As a result, the Company has not included pro forma tax information for FAH, LLC on the face of that entity’s audited financial statements.

10.	We note your presentation of pro forma as adjusted net income per share data on the face of the unaudited pro forma consolidated statement of operation for the year ended December 31, 2016. Please explain to us how you derive pro forma as adjusted net income and the related per share data. It appears pro forma as adjusted net income and its per share data are non-GAAP measures and that they are not prepared in accordance with Article 11 of Regulation S-X. If so, please label them as such and provide all of the disclosures as required under Item 10(e) of Regulation S-K.

June 9, 2017

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Amendment No. 1 to delete the pro forma as adjusted net income per share data previously included on the face of the unaudited pro forma consolidated statement of operations for the year ended December 31, 2016.

Management’s Discussion and Analysis

Results of Operations, page 94

11.	We note you attribute the increase in sales to “continued development of our products as well as across more properties.” Please revise to clearly disclose and quantify each material factor affecting sales price and/or volume behind the change in revenue and cost of sales. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 96 and 98 of Amendment No. 1 accordingly.

Liquidity and Capital Resources

Sources of Funds, page 97

12.	We note your disclosure that “cash requirements have been met through cash provided by operating activities, cash and cash equivalents and borrowings under our Senior Secured Credit Facilities.” We note “Contributions from Members” which per your Statement of Cash Flows was a material source of funds for the Successor 2015 period. Please clarify for us and disclose if the contributions would continue to be one of your major liquidity sources.

Response: The Company respectfully advises the Staff that after the consummation of the offering the Company does not anticipate contributions from members to be a source of liquidity. In response to the Staff’s comment, the Company has revised its disclosure on pages 102, 104 and 105 of Amendment No. 1 to clarify the Company’s major liquidity sources after the consummation of the offering.

Historical Cash Flows, page 98

13.	Please enhance your operating cash flow disclosures by providing a more detailed discussion and analysis of the material factors that impact the comparability of operating cash flows in terms of cash. In so doing, discuss the underlying reasons and causes of changes. In this regard, explain how the changes in the balances of $33.6 million in accounts receivable, $8.5 million in prepaid expenses and other assets offset by $14.7 million in accounts payable and $7.7 million in accrued royalties actually impacted the change in your operating cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows may not be sufficient. Refer to Section IV.B of SEC Release No. 33-8350 for guidance.

June 9, 2017

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 103 and 104 of Amendment No. 1 accordingly.

Business

Sales, page 121

14.	Please disclose the names of the customers that accounted for 10% or more of your sales for the successor and predecessor 2015 periods. We note from your disclosure on page F-11, for the “Successor 2015 period, approximately 24%, 20% and 13% of net sales were generated from three customers.” Refer to Regulation S-K Item 101(c)(vii).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 128 of Amendment No. 1 to disclose all customers that accounted for 10% or more of its net sales in 2016, the Successor 2015 period and the Predecessor 2015 period.

Executive Compensation Arrangements, page 136

15.	We note that you have only listed Mr. Mariotti’s employment agreement as an exhibit to your draft registration statement. It appears that you also have employment agreements with Messrs. Russell, McBreen and Daw in the form of offer letters. Please also file these agreements or advise.

Response: In response to the Staff’s comment, the Company has added the offer letters for Messrs. Nickel, Daw and McBreen as Exhibits 10.15, 10.16 and 10.17 to Amendment No. 1, respectively. The Company respectfully advises the Staff that it intends to file the offer letters in a subsequent pre-effective amendment to the Registration Statement.

Management Services Agreement, page 145

16.	Please quantify the accelerated monitoring fee payable to ACON on consummation of the initial public offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 152 of Amendment No. 1 accordingly.

Principal Stockholders, page 158

17.	Refer to footnote (4). Beneficial ownership is not determined by reference to pecuniary interest for the purposes of Rule 13d-3. Please revise this footnote accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 166 of Amendment No. 1 accordingly.

June 9, 2017

Consolidated Statements of Operations, page F-7

18.	We note you do not present earning per unit data on the face of the consolidated statements of operations. In this regard, please explain to us why you are not required to present earning per unit data and the related required disclosures pursuant to ASC 260-10-50 and ASC 260-10-15-2.

Response: The Company respectfully advises the Staff that under ASC 260-10-15, earnings per unit information is required only for those entities that “have issued common stock or potential common stock (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally,” and for any entity that “has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.”

Accordingly, because none of FAH, LLC’s Class A units, Common units, Senior Preferred units or Home Run units currently trade in a public market or in the over-the-counter market, and because FAH, LLC is not the registrant in this offering, the Company respectfully advises the Staff that it does not believe the presentation of earnings per unit information for FAH, LLC is currently required under ASC 260.

The Company further advises the Staff that it intends to update its disclosure in a pre-effective amendment to the Registration Statement to present earnings per share data for the Company on the face of the Company’s unaudited pro forma consolidated statement of operations.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition and Sales Allowance, pages F-13 to F-14

19.	We note your disclosures that rebate provisions, sales allowances, and discounts are recorded when the revenue is recognized. In that regard, please tell us and disclose in more detail the nature of these arrangements with your customers and the accounting policies related to timing and measurement of each of the sales incentives.

Response: The Company respectfully advises the Staff that the Company routinely enters into arrangements with its customers to provide sales incentives, and provides allowances for returns and defective merchandise. Though these arrangements vary from customer to customer, such programs are based primarily on customer purchases and specified factors relating to sales to consumers. The majority of sales adjustments are based on a fixed sales allowance and discounts that are deducted from payment for a variety of items such as customer promotions, defective merchandise and returns, and are therefore readily determinable at period end and do not require estimates. Certain sales adjustments, however, require management to estimate an allowance based on the overall business

June 9, 2017

environment, historical trends, and information from customers. The Company reviews its estimates periodically and compares those against the actual adjustments recorded. These programs are recorded as sales adjustments that reduce gross revenue in the period the related revenue is recognized.

Accordingly, in response to the Staff’s comment, the Company has revised its disclosure on page F-14 of Amendment No. 1 to update the description of the Company’s accounting policies concerning revenue recognition and sales allowances to disclose in more detail the nature of such arrangements and the accounting policies applicable to their timing and measurement.

Advertising and Marketing Costs, page F-14

20.	Please tell us if you have cooperative advertising arrangements with your customers. If so, please tell us and disclose their nature and your accounting policy for advertising costs in these arrangements.

Response: The Company respectfully advises the Staff that the Company does have cooperative advertising arrangements with certain customers. The fees related to these arrangements are recorded as a reduction of net sales because the Company has determined it does not receive an identifiable benefit and cannot reasonably estimate the fair value of these arrangements.

Accordingly, in response to the Staff’s comment, the Company has revised its disclosure on page F-14 of Amendment No. 1 to update the description of the Company’s accounting policies to describe the nature of these arrangements and the Company’s accounting policy with respect to advertising costs in such arrangements.

3. Acquisitions

Acquisition of Funko Holdings LLC, page F-17

21.	We note your disclosure that the cash portion of consideration paid to acquire Funko Holding LLC totaled $291.7 million. We also note that cash and cash equivalents as of October 30, 2015 in your Consolidated Statements of Cash Flows was $10.3 million. Please reconcile for us these amounts to the $241.5 million reported in the line item “Acquisitions, net of cash” on your Consolidated Statements of Cash Flows.

Response: In response to the Staff’s comment, the Company respectfully presents the following reconciliation for the Staff’s review (in thousands):

Cash portion of consideration	$291,689
Less:
Predecessor debt paid at closing (disclosed on F-17)	49,307
Estimated working capital adjustment not paid at closing (disclosed on F-17)	903

Acquisitions, net of cash	$241,479

June 9, 2017

22.	We note your disclosure that you paid $21.7 million cash to unit option holders at the time of the ACON acquisition, and that $16.8 million was attributable to service during the Predecessor 2015 period and the remaining $4.9 million was attributable to the 3,450 replacement Class A unit options. Please clarify for us and in your disclosure if the Predecessor unit option holders received both $4.9 million cash and 3,450 Class A unit options. Please explain to us how the cash amounts were allocated as well as telling us how you fair value the 3,450 Class A unit options and the fair value amounts.

Response: The Company respectfully advises the Staff that the allocation of the $21.7 million was calculated based on ASC 805-30, which requires an allocation between consideration transferred and post-combination compensation expense. The Company calculated the fair value of the options using the assistance of an external valuation specialist and represent management’s best estimate of the fair value of the Company. This fair value was then used to determine the underlying fair value of the options. In response to the Staff’s comment, the Company has revised its disclosure on page F-18 of Amendment No. 1 accordingly.

23.	Refer to the last paragraph on page F-18 regarding equity issued as part of purchase consideration. You state that certain members of management financed their purchase of Class A Units with loans from the Company for the aggregate amount of $0.9 million. In that regard, please explain to us how the Class A units subscription arrangement with management related to the purchase of Funko Holdings LLC.

Response: The Company respectfully advises the Staff that the purchases of Class A units by certain members of management at the time of the ACON Acquisition were separate personal investments by those individuals and were not related to the purchase of Funko Holdings LLC by FAH, LLC. In response to the Staff’s comment, the Company has revised its disclosure on page F-18 of Amendment No. 1 to remove the disclosure regarding these purchases from the paragraph that discusses the purchase consideration for the acquisition.

June 9, 2017

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP

Enclosures

cc:	(via email)
Brian Mariotti, Chief Executive Officer, Funko, Inc.
Russell Nickel, Chief Financial Officer, Funko, Inc.
Tracy Daw, Senior Vice President, General Counsel and Secretary, Funko, Inc.
Ian D. Schuman, Esq., Latham & Watkins LLP
Benjamin Cohen, Esq., Latham & Watkins LLP
Patrick J. Schultheis, Esq., Wilson Sonsini Goodrich & Rosati
Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati
Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati
John Duke, Esq., Hogan Lovells US LLP
Adam Brown, Esq., Hogan Lovells US LLP